October 5, 2022

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Argo Group International Holdings, Ltd.

Form 10-K for Fiscal Year Ended December 31, 2020

Filed March 15, 2021

File No. 001-15259

Dear Division of Corporation Finance:

Please find below the responses of Argo Group International Holdings, Ltd. (the “Company”) to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your comment letter dated December 17, 2021.  This letter amends and restates our previous response filed on January 24, 2022, and includes additional information based on discussions held with the Staff.

For your convenience in reviewing our response, we have repeated each comment and presented our response thereto.

Comment

Form 10-K filed March 15, 2021

Note 2. Revisions of Previously Issued Financial Statements, page F-17.

1.	We note your disclosure that you identified certain immaterial errors in your historical financial statements primarily related to the accounting for (1) foreign currency exchange gains and losses associated with a specific reinsurance contract and (2) errors in the Company’s tax provision primarily related to the Company’s allocation of certain corporate-level expenses to your subsidiary companies, as well as other previously identified immaterial errors. We further note your disclosure that you concluded that although these errors were not material to the previously issued financial statements, however, correcting the cumulative effect of the errors in 2020 would materially misstate the 2020 consolidated financial statements, and therefore you have revised your historical financial statements to correct for these immaterial errors. In light of the nature of the errors and their quantitative significance to the adjusted financial statements presented, including, for instance income tax provision, net income (loss) and earnings per share for certain of the revised periods, please provide us with your analysis considering the guidance in Staff Accounting Bulletin No. 99. In your response please discuss how you evaluated the total mix of information, taking into account both quantitative and qualitative factors considered, when determining materiality of the error to investors and other users.

Office of Finance

October 5, 2022

Response

During the preparation of the Company’s 2020 Consolidated Financial Statements (“2020 Financial Statements”), the Company identified errors in the following areas: intercompany transactions, such as foreign currency exchange gains and losses associated with a specific reinsurance contract, and income tax errors related to the allocation of certain corporate-level expenses to our subsidiary companies, the accounting for federal and state income taxes including the tax implications of certain intercompany transactions, the completeness and accuracy of information used in recording deferred tax balances, and the timeliness of analyses of income tax accounting. As disclosed in Note 2 to the Company's Consolidated Financial Statements included in the Annual Report on 2020 Form 10-K (“2020 Form 10-K”), the Company analyzed the materiality of the errors, both individually and in the aggregate, that were identified when preparing its 2020 Form 10-K in accordance with the guidance provided in Staff Accounting Bulletin No. 99 Topic 1M (“SAB No. 99”) and Staff Accounting Bulletin No. 108 Topic 1N (“SAB No. 108”). Based on this analysis, the Company concluded that the cumulative effect of these errors would be material to the Company’s 2020 Financial Statements if not corrected, but were not material to the Company's previously issued financial statements for the periods ending December 31, 2018 and 2019, respectively (referred to herein as the “2018 Financial Statements” and “2019 Financial Statements,” respectively) or the related quarterly financial statements included in Form 10-Qs filed during those periods. Specifically, the Company determined the cumulative impact of the errors identified for the 2020 Financial Statements was $12.3 million or 72% of the fourth quarter 2020 Net Loss. Management determined that a reasonable investor would find both the dollar value impact and the percentage impact of the errors to the Company’s 2020 Financial Statements material.

Further, the Company concluded that the impact of the errors on Pre-Tax Income, Tax Provision (Benefit), Net Income (Loss) and Total Shareholders’ Equity were not material to the 2018 or 2019 Financial Statements. This conclusion was based on an assessment of the total mix of information, taking into account both quantitative and qualitative factors, as provided for in SAB No. 99 and as further described below.

In support of this conclusion, the graphs below illustrate the impact of the errors on Pre-Tax Income, Income Tax (Benefit) Provision, Net Income and Total Shareholders’ Equity for each of the quarters impacted for the prior three years. The graphs show that the impact on these income statement line items is not significant and, more importantly, that the impact of the errors has not materially altered any trends associated with these financial metrics.

Office of Finance

October 5, 2022

Office of Finance

October 5, 2022

Office of Finance

October 5, 2022

The Company respectfully believes that reasonable investors focus on changes to Net Income (Loss) and understand that small changes in net income could have a more significant impact on earnings per share (“EPS”) and would therefore not assess the impact of a change in EPS independently of changes in Net Income (Loss). This is particularly true when operating at or near break-even Net Income (Loss) as EPS is a function of Net Income (Loss) over the outstanding number of common shares. Small changes in Net Income (Loss) can have a correspondingly large impact on EPS, in percentage terms.

In addition, the Company’s dividends have not historically followed its EPS and therefore EPS is not considered an indicator of future dividends especially given the volatility of EPS during the prior three years. The dividend per common share in 2018 was $1.08 for the full year and $1.24 for each of the full years 2019 and 2020.

An additional metric used by the Company to determine the materiality of an error is Net Income (Loss) Attributable to Common Shareholders.  This metric was applicable only from Q3 2020 when the Company paid dividends on preference shares which were issued during the third quarter of 2020.  Considering the Company did not issue preferred shares until September 2020, this metric does not apply to all prior periods assessed in our response.  With regards to the third and fourth quarter of 2020, since the Company had already reported a Net Loss, the Net Loss per Common Shareholder was a larger loss due to the payment of the preference share dividends.  As such, the identified errors would represent a smaller percentage of Net Loss per Common Shareholder than Net Loss.  As such, the Company has focused its analyses on Net Income (Loss) for all periods.

The Company also reviewed the impact of the errors on variable compensation for its named executive officers (“NEOs”) and determined that there was no impact for 2020 and 2019. For 2018, correcting for the errors would have resulted in approximately a $35,000 decrease in the aggregate variable compensation for all of the NEOs taken together which was not considered significant. Further analysis of the impact on NEO’s compensation and a summary of the Company’s Clawback policy appears further below.

Identification of Errors

A detailed description, including the financial impact, of the income statement errors identified during the preparation of the Company’s 2020 Consolidated Financial Statements is set forth below:

1.	Foreign Currency Exchange Gains (Losses) – Management identified errors related to the recording of foreign exchange gains and losses associated with an intercompany reinsurance agreement between the Company’s UK and Bermuda entities. As a result, the consolidated income statement for the Company contained a foreign exchange impact from intercompany transactions that was not appropriately eliminated. These errors extended back to 2014 and related to a single intercompany reinsurance contract.

A detailed schedule of the financial impact of these errors, and the financial period they impacted, appears below. The aggregate impact of foreign exchange errors from 2014 through 2017 was $4.9 million with the largest impact being $4.4 million in 2015. The cumulative effect of these errors was reflected in the 2020 Form 10-K in opening retained earnings as of January 1, 2018.

2.	Income Tax Provision (Benefit) – Errors on income tax accounting primarily related to the following topics:

●	Allocation of Corporate-Level Expenses – During the 2020 year-end audit of the Company’s financial statements, the Company’s independent auditors identified areas where corporate expense allocations were not aligned with the Company’s intercompany expense allocation methodology. The result was that certain expenses which should have been recharged to other subsidiaries were not recharged and were retained in the U.S. These errors resulted in the incorrect tax provision for the U.S. subsidiary companies’ financial statements. Errors were identified in all years going back to 2014.

Office of Finance

October 5, 2022

●	Accounting for Federal and State taxes, including the tax implications of certain intercompany transactions – During 2020, the Company amended previously filed tax returns for certain U.S. subsidiaries due mainly to errors associated with intercompany expense allocations. To reflect these amended tax returns, the Company updated its tax provision for the impacted financial statement periods. Errors were identified in all years going back to 2014.

●	Recording of Deferred Taxes – During the 2020 year-end audit of the Company’s financial statements, the Company’s independent auditors also identified certain errors related to deferred taxes. Subsequently, the Company reviewed the inception-to-date deferred tax inventory and identified items that were not supportable in accordance with ASC 740, Income Taxes. Errors were identified in all years going back to 2018.

A detailed schedule of the financial impact of the errors identified above, and the financial period they impacted, appears below. The aggregate impact of income tax provision (benefit) related to errors from 2014 through 2017 was $1.4 million with the largest impact being $2.6 million in 2016. The cumulative effect of these errors was reflected in the 2020 Form 10-K in opening retained earnings as of January 1, 2018.

3.	Other Adjustments Gain (Loss) – This line item includes a number of adjustments that are immaterial individually and in the aggregate with the largest income statement impact from an individual error related to the change in fair value of equity securities of $1.7 million. Other adjustments impacting the income statement included changes in earned premiums, investment income, underwriting, acquisition and insurance expenses, and interest expense. The primary drivers of these other adjustments related to:

●	Financial Close Cut-off (all periods) – The Company closes its underwriting and claims systems for its Lloyd’s Syndicate operations before the balance sheet date. The Company performs a roll forward assessment at the end of the accounting quarter to ensure any material items identified during the quarter are accounted for. However, where there are no material items or other transactional items, these premium and loss related adjustments are reflected in the next reporting period. This is a common industry practice resulting in an immaterial impact to both the balance sheet and income statement.

●	Intercompany balances (2018 only) – The Company corrected an elimination error related to intercompany ceding commissions for 2018.

Prior to 2018, the impact of the errors was $0.5 million and only related to 2017. The cumulative effect of these errors was reflected in the 2020 Form 10-K in opening retained earnings as of January 1, 2018.

The table below provides a breakout of the errors for 2018 and 2019, and for the quarters in 2020. A more detailed assessment of materiality for each of these items, including the percentage impact of these errors on the individual balance sheet and income statement financial statement line items, is included later in this letter.

Office of Finance

October 5, 2022

	Impact
Income Statement Line Item ($) (in millions)	2018	2019	2020 (Q1)	2020 (Q2)	2020 (Q3)	2020 (YTD)
Foreign Exchange (Gain) Loss	4.0	(0.2)	3.9	(2.1)	(3.2)	(1.4)
Income Tax Provision (Benefit):
Change in the tax provision due to incorrect corporate expense allocations	0.5	0.9	(0.0)	(0.0)	(0.9)	(0.9)
Change in the tax provision related to amended federal and state tax returns	4.4	1.4	(0.0)	(0.0)	(2.7)	(2.7)
Change in deferred taxes	(5.0)	3.2	1.8	(0.8)	(0.0)	1.0
Total change in the Income Tax Provision (Benefit)	(0.1)	5.5	1.8	(0.8)	(3.6)	(2.6)
Other Adjustments Gain (Loss)*	(2.7)	(0.4)	(0.2)	(1.9)	(0.3)	(2.4)
Net Income (Loss)	(6.6)	(5.7)	(5.9)	1.0	6.5	1.6

*Other Adjustments, as described above, include changes in earned premiums, investment income, realized investment gains and losses, underwriting, acquisition and insurance expenses and interest expense. A more detailed assessment of materiality for each of these errors, by financial statement line item, is set out below.

The Company’s Approach to Evaluating Materiality

In accordance with SAB No. 99, the Company considers both quantitative and qualitative factors to determine whether an error in the Company’s previously issued financial statements is material. The misstatement of an item in a financial statement is material if, in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable investor relying upon the report would have been changed or influenced by the inclusion or correction of the item.

Evaluating Dollar Value Changes versus Percentage Changes

With the exception of 2018, the Company’s Net Income (Loss) was between $6.4 million and $29.6 million for the 2019 annual period and the 2020 interim quarters, which the Company views as at or near “break-even.” When operating at or near break-even, errors which result in small changes in terms of dollar value will result in large percentage changes. Similarly, when the initial value is small, as was the case for a number of balances in the Company’s financial statements for the periods covered by the assessment, small dollar value movement could result in large percentage changes. Therefore, in these instances, in the Company’s opinion, the dollar value changes carry greater weight than the percentage changes.

The Company performed a full analysis of all relevant considerations in reaching its conclusion that correcting the cumulative effect of these errors in the Company’s 2020 Financial Statements would materially misstate the 2020 financial statements, but the errors were not material to the Company’s previously issued 2018 Financial Statements and 2019 Financial Statements, or the related quarterly financial statements included in the Form 10-Qs filed during those periods.

Office of Finance

October 5, 2022

Initial Determination of Whether the Errors Identified were Material to the Prior Period Financial Statements

As an initial consideration, the Company analyzed the impact of the errors on Total Shareholders’ Equity as part of its analysis because capital is a key metric of perceived financial strength within the insurance industry. The tables below illustrate the impact of the errors identified above on 2018, 2019 and 2020 Shareholders’ Equity.

Metric	$ Impact (in millions)	% Change
2018
Total Shareholders’ Equity (2018 only impact)	(6.6)	(0.4)%
Total Shareholders’ Equity (Inception to date impact)	(11.7)	(0.7)%

2019
Total Shareholders’ Equity (2019 only impact)	(5.7)	(0.3)%
Total Shareholders’ Equity (Inception to date impact)	(17.4)	(0.98)%

	2020 Impact
	Q1		Q2		Q3
2020 Change in Balance Sheet Metric	$ Impact (in millions)	% Change	$ Impact (in millions)	% Change	$ Impact (in millions)	% Change
Total Shareholders’ Equity (Current Quarter Only Impact)	(5.9)	(0.4)%	1.0	0.1%	6.5	0.3%
Total Shareholders’ Equity (Inception to date Impact)	(23.3)	(1.4)%	(22.3)	(1.3)%	(15.8)	(0.8)%

Based on the initial analysis above, the Company concluded that the errors were not quantitatively material to the previously issued financial statements for the periods ending December 31, 2018 and 2019, or the 2020 quarterly financial statements included in the Form 10-Qs filed during those periods.

Refer to the sections below for more detailed quantitative analyses on the impact of errors to 2018, 2019 and 2020 with additional information related to the qualitative considerations the Company assessed, which did not give rise to any facts which would cause us to change our conclusion that these errors are immaterial.

Determining Whether the Errors Identified were Material to the 2020 Financial Statements

During the preparation of the 2020 Financial Statements, the Company determined the errors established a substantial likelihood that a reasonable investor would consider the errors important to the individual amounts reported. Specifically, the Company determined the cumulative impact of the errors identified for the 2020 Financial Statements was $12.3 million or 72% of the fourth quarter 2020 Net Loss. Management determined that a reasonable investor would find both the dollar value impact and the percentage impact of the errors to the Company’s 2020 Financial Statements material. Therefore, the Company concluded that the cumulative effect of the errors could not be corrected in 2020 without materially misstating the 2020 Financial Statements.

Office of Finance
October 5, 2022

Determining Whether the Errors Identified were Material to the Quarterly 2020 Financial Statements

Management assessed the impact on the quarterly line items of the income statement and on the financial metrics below that were included in the Company’s 2020 Form 10-Qs.

	2020 Impact
	Q1				Q2				Q3
Metric	Impact			% Change	Impact			% Change	Impact			% Change
Earned premiums	$	Nil		0.0%	$	Nil		0.0%	$	Nil		0.0%
Loss (income) before income taxes		$(4.1	)m	19.0%		$0.2	m	3.5%		$2.9	m	9.9%
Foreign Currency Exchange Gains (Losses)		$3.9	m	130%		$(2.1	)m	(32.8)%		$(3.2	)m	(27.6)%
Income tax provision		$1.8	m	(64.3)%		$(0.8	)m	(6.6)%		$(3.6	)m	(1,800.0)%
Net Income (Loss)		$(5.9	)m	(31.4)%		$1.0	m	15.6%		$6.5	m	22.0%
Diluted EPS (Loss)		$(0.17)		(30.9)%		$0.02		11.1%		$0.19		20.9%

The quantitative impact to the Company’s quarterly consolidated balance sheets included in 2020 Form 10-Qs were as follows:

	2020 % Impact
Metric	Q1	Q2	Q3
Total Assets	(0.2)%	(0.2)%	(0.1)%
Total Liabilities	0.0%	0.0%	0.0%
Total Shareholders’ Equity	(1.4)%	(1.3)%	(0.8)%

The Company considered both quantitative and qualitative factors in assessing whether any of the errors identified above materially impacted the quarters reported during 2020 and determined that none of the quarters had been materially impacted.

The determination of materiality included an assessment of the impact of errors on each line item in the financial statements. Management evaluated both the percentage change and the dollar value of the error in establishing whether an error was quantitatively material. Both the dollar value movement and the percentage change were evaluated because, as described above, large percentage changes may result from small dollar value changes particularly when the value is small, or near break-even, as was the case with a number of balances in the Company’s financial statements for the periods covered by the assessment.

For example, while the percentage changes to Net Income and Net Income (Loss) for each quarter in 2020 were significant, the dollar value changes were immaterial. Similarly, the impact on Diluted EPS of $0.17 in the first quarter and $0.19 in third quarter of 2020 are quantitatively large; however, the driver behind this impact was relatively small changes in Net Income. The change in Diluted EPS in percentage terms is exacerbated by the fact that Net Income was within the range considered to be break-even, from the company’s perspective, during the 2020 quarters. In this instance, even a small change in Net Income in dollar terms would have a large impact in percentage terms. Further, for all quarters in 2020, EPS was negative. As stated previously, in the Company’s opinion, reasonable investors will understand that small changes in Net Income can have a correspondingly large impact, in percentage terms, on Diluted EPS and would therefore not view this change on Diluted EPS independently without considering the impact across the financial statements when taken as a whole.

Office of Finance
October 5, 2022

The Company also analyzed the impact of the errors on individual line items in the income statement and determined that none of the impacted line items would likely impact a reasonable investor’s view of such line items or the Company’s results of operations. The most notable impact on the quarterly financial results was on Foreign Currency Exchange Gains (Losses) and Income Tax (Benefit) Provision, neither of which were material from a dollar perspective. Moreover, Foreign Currency Exchange Gains (Losses) is not a critical line item to the income statement as it does not provide insight into the operation of the Company’s core business and is generally prone to significant fluctuations. Additionally, given the nature of the Company’s business with multiple international jurisdictions, the global effective tax rate can fluctuate significantly from period to period and is also not a primary focus for reasonable investors.

In addition to the quantitative review, the Company considered several qualitative factors as noted below that contributed to management’s overall conclusion that the errors were not material to the 2020 quarterly Financial Statements. Further to the Staff’s March 2022 guidance on assessing materiality, the Company’s conclusion was reached based on our objective analysis and without consideration of reputational harm, potential decrease in share price, increased scrutiny by investors and regulators, or litigation.

We summarize the qualitative factors considered:

•	The errors were not the result of the use of estimates.

•	The errors did not mask a change in earnings or other trends. The errors did not change the losses into a gain.

•	The errors did not hide a failure to meet analysts’ consensus expectations for the Company, which are based on adjusted operating loss, a Non-GAAP measure.

•	The errors do not materially concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability. The income tax provision (benefit) is not allocated to the Company’s reported segments.

•	The errors did not affect the Company’s regulatory compliance and were timely reported to the Company’s group regulatory supervisor.

•	The errors had no adverse impact on the Company’s compliance with its loan covenants.

•	Management is not aware of evidence indicating that these errors involved any concealment activities or any unlawful transaction.

•	Investors were informed of the errors and the related impact in a timely manner through the Company’s 2020 Form 10-K. The 2020 Form 10-K filed by the Company contained the Company’s most current financial and other information, including the necessary disclosure of errors. There was no significant impact on the price of the Company's shares on the date the Form 8-K was filed or the following trading day—March 15, 2021, after the intervening weekend. To date, the Company has not received any indications from investors that the errors were viewed as material or significant. In fact, during 2021, the Company met with more than 70 investors and analysts and received only a handful of questions concerning the errors, and the Company was not subject to any analyst downgrades related to these errors.

Office of Finance
October 5, 2022

Determining Whether the Errors Identified were Material to the 2018 and 2019 Financial Statements

Having determined that the errors identified during the preparation of the 2020 Financial Statements also impacted both the 2018 and 2019 Financial Statements, the Company undertook additional quantitative and qualitative evaluations of such periods in accordance with SAB No. 99 and SAB No. 108 to determine whether the prior period financial statements were materially misstated.

Analyzing the impact on the 2019 Financial Statements

The table below includes information from Note 2 to the 2020 Financial Statements as included in the 2020 Form 10-K and reflects the adjustments made to each line item in the income statement for the errors identified in 2019 Consolidated Statement of Income (Loss):

	Year Ended December 31, 2019
(in millions, except per share amounts)	As previously reported	Adjustments	As adjusted	% Change
Earned premiums	$1,729.5	$0.2	$1,729.7	0.0%
Net realized investment gains	80.0	0.1	80.1	0.1%
Total revenue	1,969.7	0.3	1,970.0	0.0%
Underwriting, acquisition and insurance expenses	665.8	0.2	666.0	0.0%
Interest expense	33.6	0.5	34.1	1.5%
Foreign currency exchange gains	(9.6)	(0.2)	(9.8)	(2.1)%
Total expenses	1,969.5	0.5	1,970.0	0.0%
(Loss) income before income taxes	0.2	(0.2)	—	(100)%
Income tax provision	8.6	5.5	14.1	64.0%
Net loss	(8.4)	(5.7)	(14.1)	(67.9)%

Net loss per common share:
Basic	$(0.25)	$(0.16)	$(0.41)	(64.0)%
Diluted	$(0.25)	$(0.16)	$(0.41)	(64.0)%

Office of Finance
October 5, 2022

The table below reflects the adjustments made to account for the errors on the 2019 Consolidated Balance Sheet:

	December 31, 2019
(in millions)	As previously reported	Adjustments	As adjusted	% Change
Fixed maturities available-for-sale, at fair value	$3,633.5	$(3.6)	$3,629.9	(0.1)%
Equity securities available-for-sale, at fair value	124.4	11.6	136.0	9.3%
Other investments	496.5	(9.9)	486.6	(2.0)%
Total investments	5,099.4	(1.9)	5,097.5	(0.0)%
Premiums receivable	688.2	(11.7)	676.5	(1.7)%
Reinsurance recoverables	3,104.6	2.6	3,107.2	0.1%
Deferred tax asset, net	6.1	4.5	10.6	73.8%
Other assets	387.1	0.8	387.9	0.2%
Total assets	10,514.5	(5.7)	10,508.8	(0.1)%
Accrued underwriting expenses and other liabilities	226.0	(4.1)	221.9	(1.8)%
Ceded reinsurance payable, net	1,203.1	(1.9)	1,201.2	(0.2)%
Funds held	50.6	4.6	55.2	9.1%
Current income taxes payable, net	0.8	13.1	13.9	1,637.5%
Total liabilities	8,733.4	11.7	8,745.1	0.1%
Retained earnings	811.1	(17.4)	793.7	(2.1)%
Total shareholders’ equity	1,781.1	(17.4)	1,763.7	(1.0)%
Total liabilities and shareholders' equity	10,514.5	(5.7)	10,508.8	(0.1)%

Assessment of Materiality

In assessing the materiality of the errors identified in the 2019 Financial Statements, the Company performed a quantitative and qualitative assessment of the errors. In each instance, management concluded that the impact of the errors was immaterial to reasonable investors. Moreover, 2019 was near break-even before and after adjusting for these errors. The errors did not change an overall loss into a gain, nor did it materially impact any of the Company’s operating segment results.

Furthermore, the dollar value impact of the errors was not material to Total Shareholders’ Equity balances in the 2019 Consolidated Balance Sheets as illustrated above.

Based on the foregoing tables for 2019, management also noted changes in dollar amounts or percentages that warranted consideration as set forth below:

•	Income Tax Provision: The errors most significantly impacted the Income Tax Provision and related gross up of tax balances in the 2019 Balance Sheet, such as Deferred Tax Assets, net, and Current Income Taxes Payable, net. Given the nature of the Company’s business with multiple international jurisdictions, the global effective tax rate can fluctuate significantly from period to period and therefore is not a primary focus for a reasonable investor. The Deferred Tax Asset, net, and Current Income Taxes Payable, net are not deemed to be significant line items in the Balance Sheet given their size relative to total assets and liabilities and the fact that these vary from period to period. These errors also did not materially impact the Total Asset, Total Liability and Total Shareholders’ Equity balances.

Office of Finance
October 5, 2022

•	Net Loss and Diluted EPS: While the impact to the Income Tax Provision, as described above, resulted in a significant percentage change in Net Loss and Diluted EPS, the dollar value impact was not significant. The percentage impact appears large due to the near break-even (Loss) income before income taxes and Net Loss for the year. The Company believes that reasonable investors will not view the Net Loss and Diluted EPS changes independently without considering the impact across the financial statements taken as a whole, and as noted previously, will place less reliance on negative EPS.

•	Equity Securities Available-for-Sale, at Fair Value: The Company notes significant dollar and percentage impact on Equity Securities Available-for-Sale, at Fair Value. This adjustment related to a reclassification from Other Investments to Equity Securities. Total Invested Assets reported by the Company did not change. Further, because this balance sheet line item fluctuates with the market, reasonable investors expect movements in this line item and changes to this line item would not generally impact their overall evaluation of the financial statements.

•	Other Investments: As stated above, the change in Other Investments relates to a reclassification to Equity Securities and Total Invested Assets reported by the Company did not change. While the Company notes a significant dollar value change on this balance sheet line item, the percentage change was not significant. Given that this balance sheet line item fluctuates with the market, reasonable investors expect movements in this line item and changes to this line item would not generally impact their overall evaluation of the financial statements.

•	Premiums Receivable: The adjustment in Premiums Receivable primarily relate to the Company’s accounting policy which provides for an early financial close cut-off for the Lloyd’s Syndicate operations, and the impact of foreign exchange errors. The Company notes that while the dollar value change is significant on Premium Receivable, the percentage change is small given the large dollar value of the Premium Receivable balance. In the Company’s opinion, this change would not generally impact a reasonable investor’s overall evaluation of the financial statements.

Considering the foregoing quantitative impact of the errors to the 2019 Consolidated Statement of Loss and Balance Sheet, the Company determined that none of the impacted line items, individually or in aggregate, would likely change or influence a reasonable investor’s view of the financial statements.

In addition to the quantitative review, the Company considered several qualitative factors, as noted below, that contributed to management’s overall conclusion that the errors were not material to the 2019 Financial Statements. Further to the Staff’s March 2022 guidance on assessing materiality, the Company’s conclusion was reached based on our objective analysis and without consideration of reputational harm, potential decrease in share price, increased scrutiny by investors and regulators, or litigation.

We summarize the qualitative factors considered:

•	The errors were not the result of the use of estimates.

•	The errors did not mask a change in earnings or other trends. The errors did not change the losses in fiscal year ended December 31, 2019 into a gain. Instead, the Company was essentially break-even before and after the adjustments.

Office of Finance
October 5, 2022

•	The errors did not hide a failure to meet analysts’ consensus expectations for the Company, which are based on adjusted operating loss, a Non-GAAP measure. The adjusted operating loss as reported in the Company’s 2019 fourth quarter Earnings Press Release was $30.8 million compared with $31.3 million post the correction of the errors.

•	The errors do not materially concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability. The income tax provision (benefit) is not allocated to the Company’s reported segments.

•	The errors did not affect the Company’s regulatory compliance and were timely reported to the Company’s group regulatory supervisor.

•	The errors had no adverse impact on the Company’s compliance with its loan covenants.

•	Management is not aware of evidence indicating that these errors involved any concealment activities or any unlawful transaction.

•	Investors were informed of the errors and the related impact in a timely manner through the Company’s 2020 Form 10-K. The 2020 Form 10-K filed by the Company contained the Company’s most current financial and other information, including the necessary disclosure of errors. There was no significant impact on the price of the Company's shares on the date the Form 8-K was filed or the following trading day—March 15, 2021, after the intervening weekend. To date, the Company has not received any indications from investors that the errors were viewed as material or significant. In fact, during 2021, the Company met with more than 70 investors and analysts and did not receive any questions concerning the errors, nor was the Company subject to any analyst downgrades related to these errors.

Analyzing the impact on the 2018 Financial Statements

The table below includes information from Note 2 to the 2020 Financial Statements as included in the 2020 Form 10-K and reflects the adjustments made to each line item in the income statement for the errors identified in 2018 Consolidated Statement of Income (Loss):

	Year Ended December 31, 2018
(in millions, except per share amounts)	As previously reported	Adjustments	As adjusted	% Change
Earned premiums	$1,731.7	$(0.2)	$1,731.5	(0.0)%
Net investment income	133.1	(0.8)	132.3	(0.6)%
Total revenue	1,801.8	(1.0)	1,800.8	(0.1)%
Underwriting, acquisition and insurance expenses	654.7	1.4	656.1	0.2%
Interest expense	31.6	0.3	31.9	0.9%
Foreign currency exchange losses (gains)	(0.1)	4.0	3.9	4000.0%
Total expenses	1,734.1	5.7	1,739.8	0.3%
(Loss) income before income taxes	67.7	(6.7)	61.0	(9.9)%
Income tax (benefit) provision	4.1	(0.1)	4.0	(2.4)%
Net (loss) income	63.6	(6.6)	57.0	(10.4)%
Net income (loss) per common share:
Basic	$1.87	$(0.19)	$1.68	(10.2)%
Diluted	$1.83	$(0.18)	$1.65	(9.8)%

Office of Finance
October 5, 2022

The table below reflects the adjustments made to account for the errors to the 2018 Consolidated Balance Sheet:

	Impact on opening balances as of January 1, 2019
	As previously reported	Adjustments	As adjusted	% Change
Equity securities available-for-sale, at fair value	$354.5	$11.6	$366.1	3.3%
Other investments	489.8	(9.9)	479.9	(2.0)%
Cash	139.2	0.5	139.7	0.4%
Premiums receivable	649.9	(4.7)	645.2	(0.7)%
Reinsurance recoverables	2,688.3	0.9	2,689.2	0.0%
Current income taxes receivable, net	8.2	(8.2)	—	(100.0)%
Deferred tax asset, net	—	1.3	1.3	N/M
Accrued underwriting expenses and other liabilities	261.9	1.1	263.0	0.4%
Ceded reinsurance payable, net	970.5	(1.3)	969.2	(0.1)%
Funds held	37.2	7.2	44.4	19.4%
Current income taxes payable, net	—	2.4	2.4	N/M
Deferred tax liabilities, net	6.2	(6.2)	—	(100.0)%
Retained earnings	862.6	(11.7)	850.9	(1.4)%

Assessment of Materiality

In assessing the materiality of the errors identified in the 2018 Financial Statements, the Company performed a quantitative and qualitative assessment of the errors having already determined the errors were immaterial to the Company’s capital position. In each instance, the impact of the errors was immaterial to reasonable investors. The errors did not change an overall loss into a gain, nor did it materially impact any of the Company’s operating segment results.

Furthermore, the dollar value impact of the errors was not material to Total Shareholders’ Equity balances in the 2018 Consolidated Balance Sheets as illustrated in the table above.

Based on the foregoing tables for 2018, management noted changes in dollar amounts or percentages that warranted additional consideration as set forth below:

•	Foreign Currency Exchange Losses (Gains): While the Company noted significant dollar and percentage impact on Foreign Currency Exchange Losses (Gains), this line item is not a significant element of the financial statements. This line item is also generally susceptible to fluctuations and therefore is not a primary focus of reasonable investors.

•	Net Income and Diluted EPS: While the impact to the Foreign Currency Exchange Losses (Gains), as described above, resulted in significant percentage changes in Net Income and Diluted EPS, the dollar value of the change was not significant. While the impact to Diluted EPS may be viewed as significant (Diluted EPS $1.83, Adjusted Diluted EPS $1.65), there was significant volatility in the Company’s historical Diluted EPS (e.g., Diluted EPS was $1.83, $1.42, and $4.13 in fiscal years 2018, 2017, and 2016, respectively) and the adjustments did not materially change trends in Diluted EPS and was also not an indicator of potential dividends. As noted above, the Company believes that reasonable investors will not view Diluted EPS changes independently without considering the impact across the financial statements taken as a whole.

Office of Finance
October 5, 2022

•	Other 2018 Balance Sheet Line Items:

o	Current Income Taxes Receivable, net and Deferred Tax Assets and Liabilities are not deemed significant to the Balance Sheet by a reasonable investor. The impact of the adjustments offset one another with a net impact of less than $1 million. These balance sheet adjustments are associated with the income statement errors described in the “identification of errors” section above.

o	Funds Held and Premiums Receivable are line items that are not deemed significant in the Balance Sheet by a reasonable investor. These adjustments primarily related to balance sheet reclassifications for unapplied cash and suspense accounts.

o	Equity Securities-Available- For Sale, at fair value, and Other Investments related to a balance sheet reclassification between these two financial statement line items with no impact to Total Invested Assets. Further, the dollar value impact of those errors was not material to the overall Total Asset, Total Liability and Total Shareholders’ Equity balances in the 2018 Balance Sheet.

Considering the foregoing quantitative impact of the errors to the Consolidated Statement of Income and Balance Sheet, the Company determined that none of the line items, individually or in aggregate, would likely change or influence a reasonable investor’s view of the financial statements.

In addition to the quantitative review, the Company considered several qualitative factors as noted below that contributed to management’s overall conclusion that the errors were not material to the 2018 Financial Statements. Further to the Staff’s March 2022 guidance on assessing materiality, the Company’s conclusion was reached based on our objective analysis and without consideration of reputational harm, potential decrease in share price, increased scrutiny by investors and regulators, or litigation.

We summarize the qualitative factors considered:

•	The errors were not the result of the use of estimates. The foreign currency gain (loss) errors were caused by an inadvertent error due to certain book entries related to a whole account quota share reinsurance contract not containing the foreign exchange impact on the whole account quota share.

•	The errors did not mask a change in earnings or other trends. The errors did not change the net income or positive Diluted EPS numbers for fiscal year ended December 31, 2018 into a loss.

•	The errors did not hide a failure to meet analysts’ consensus expectations for the Company, which are based on adjusted operating loss, a Non-GAAP measure. The adjusted operating loss as reported in the Company’s 2018 fourth quarter Earning Press Release was $111.7 million compared with $109.0 million post the correction of the errors.

•	The errors do not materially concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability. Foreign Currency Gains (Losses) are not allocated to the reporting segments.

Office of Finance
October 5, 2022

•	The errors did not affect the Company’s regulatory compliance and were timely reported to the Company’s group regulatory supervisor.

•	The errors had no adverse impact on the Company’s compliance with its loan covenants.

•	Management is not aware of evidence indicating that these errors involved any concealment activities or any unlawful transaction.

Supplemental Qualitative Assessment of Materiality for 2018 and 2019

In addition to the quantitative and qualitative review detailed above, the Company evaluated the impact of the errors against its executive incentive compensation, specifically with respect to the Company’s clawback policy.

The Company incentivizes executives to achieve pre-established annual corporate/business unit financial goals and individual performance achievements aligned with the Company’s financial, operational and strategic objectives. Awards are determined in March of each year and are at the discretion of the Company’s Human Resources Committee. The Company’s Compensation Clawback Policy requires each executive officer to repay or forfeit, to the fullest extent permitted by law and as directed by the Board of Directors of the Company (the “Board”), any annual incentive or other performance-based compensation awards (“Awards”) received by him or her during the 3-year period preceding the following events:

•	the payment, grant or vesting of the Awards was based on the achievement of financial results that were subsequently the subject of a restatement of the Company’s financial statements filed with the Securities and Exchange Commission,

•	the Board determines in its sole discretion, exercised in good faith, that the executive officer engaged in fraud or misconduct that caused or contributed to the need for the restatement,

•	the amount of the compensation that would have been received by the executive officer had the financial results been properly reported would have been lower than the amount actually received, and

•	the Board determines in its sole discretion that it is in the best interests of the Company and its shareholders for the executive officer to repay or forfeit all or any portion of the Awards.

In addition, each executive officer is required to repay or forfeit, to the fullest extent permitted by law and as directed by the Board any Awards received by him or her during the 3-year period preceding the following events:

•	the payment, grant or vesting of the Awards was based on performance achievement that was calculated by the Company in a substantially inaccurate manner, or

•	the executive officer has engaged in egregious conduct that is substantially detrimental to the Company, and

•	the Board determines in its sole discretion that it is in the best interests of the Company and its shareholders for the executive officer to repay or forfeit all or any portion of the Awards.

Office of Finance
October 5, 2022

Here, the Company determined that while the errors did result in a change to previously filed financial statements, the remaining criteria for clawing back compensation were not met. Specifically, (i) the Board did not determine that anyone engaged in fraud or misconduct that caused or contributed to the need for the corrections; (ii) the payment, grant or vesting of the awards was not based on performance achievement that was calculated by the Company in a substantially inaccurate manner; (iii) the errors were not the result of an executive officer engaging in egregious conduct that was substantially detrimental to the Company; and (iv) the Board did not believe it was in the best interests of the Company and its shareholders for the executive officer to repay or forfeit all or any portion of the awards.

A summary of the impact of the errors to the calculation of executive compensation is below:

•	The 2020 Financial Statements were corrected for the prior errors and therefore executive officer compensation was accurate.

•	None of our executive officers received annual incentive awards for 2019, except for Mr. Hernandez and Mr. Rehnberg. Mr. Hernandez did not participate in the annual incentive program but was eligible to receive a special bonus conditioned on the successful completion of certain targets, none of which were impacted by the errors. Mr. Rehnberg received an annual incentive award based on the Company-wide pre-tax operating income performance (weighted 30%) and business unit underwriting income performance (weighted 70%), both of which are Non-GAAP measures. Because neither metric was significantly impacted by the errors, Mr. Rehnberg’s annual incentive award for 2019 was essentially unaffected with a difference of approximately $2,300 or less than 1% of his variable compensation.

•	For 2018, our executive officers received annual incentive awards generally based on the Company’s pre-tax operating income, a Non-GAAP measure. In addition, the annual incentive awards for Messrs. Rehnberg and Hernandez were measured based on both Company-wide pre-tax operating income performance (weighted 30%) and business unit pre-tax operating income performance (weighted 70%), which are also Non-GAAP measures. None of these metrics used to evaluate annual incentive awards were impacted materially by the errors. Correcting for the errors would have resulted in approximately a $35,000 decrease in the aggregate variable compensation for all NEO’s of approximately $2.7 million, or a 1.3% change.

Based on the supplemental qualitative analysis, management’s overall conclusion continues to be that the errors were not material to the previously issued financial statements for the periods ending December 31, 2018 and 2019, respectively or the related quarterly financial statements included in Form 10-Qs filed during those periods.

Assessment on the Impact of Any Offsetting Errors

The Company also considered the impact of offsetting errors. To the extent a material error is offset by other errors, resulting in an immaterial impact, this error on a standalone basis could potentially be material to a reasonable investor.

The table above included in section “Identification of Errors” grosses up the impact of errors identified in the income statement for the relevant periods. The impact of offsetting errors has been analyzed further below:

•	In Q1 2020, all identified errors increased the net loss for the period therefore there was no impact associated with offsetting errors.

Office of Finance
October 5, 2022

•	In Q2 2020, the increase in foreign exchange gains added to the increase in the tax benefit and were partially offset by other adjustments of $(1.9) million, which related mainly to a change in the fair value of equity securities. None of the individual errors in Q2 2020 amounted to a material error.

•	In Q3 2020, foreign exchange gains added to the tax benefit and was only partially offset by $(0.3) million of other adjustments which related to a change in underwriting, acquisition and insurance expenses. None of the individual errors in Q3 2020 amounted to a material error.

•	In 2019, the increase in the income tax provision was $5.5 million and was the largest adjustment made to a single financial statement line item during the periods under review. The error resulted from a combination of changes from corporate expense allocations of $0.9 million, amendments to federal and state tax returns of $1.4 million and change in deferred taxes of $3.2 million. Each of these changes increased the tax provision during 2019 and therefore there was no impact from offsetting items. The change in the tax provision was only partially offset by $(0.2) million of foreign exchange gains. Other financial statement errors amounted to an additional $0.4 million loss, and related to a $0.2 million increase in earned premiums in addition to a $0.1 million increase in net realized investment gains offset by $0.2 million increase in Underwriting, acquisition and insurance expenses and $0.5 million increase in interest expense. None of the individual errors in 2019 amounted to a material error.

•	In 2018, the largest error related to a change in deferred taxes of $5.0 million. However, changes in the tax provision resulting from corporate expense allocations of $0.5 million and amendments to federal and state tax returns of $4.4 million largely offset this change within the same financial statement line item. In addition, $4.0 million of foreign exchange gains were partially offset by $(2.7) million of other adjustments related to a $(0.2) million decrease in earned premiums, $(0.8) million decrease in net investment income in addition to an increase in underwriting, acquisition and insurance expenses of $1.4 million and interest expense of $0.3 million. None of the individual errors in 2018 amounted to a material error.

Overall, the Company concluded that the errors identified, as illustrated above, were immaterial individually and in the aggregate to prior period financial statements.

Supplemental Analysis

Assessment of Errors Against Non-GAAP Financial Measures

Although the primary assessment of materiality was performed using GAAP measures, the Company also supplemented its assessment of materiality using certain non-GAAP financial measures which the Company believes are useful for reasonable investors.

The financial results for insurance companies traditionally include a number of non-GAAP measures, adjusting for the financial impact from catastrophe events and prior year reserve development. Because catastrophe events and prior year reserve development generate an inherent level of volatility in an insurance company’s financial results, analysts and reasonable investors review financial results that include and exclude the impact of both of these items when evaluating an insurance company. As a global insurance provider, management (like its analysts and reasonable investors) considers the impact of such items when evaluating the Company’s financial results and performance. Therefore, management believes it is important to consider the impact of these errors on the financial results that both include and exclude catastrophe events and prior year development.

Office of Finance
October 5, 2022

The Company also uses additional metrics to evaluate financial performance and help reasonable investors and analysts understand the Company’s financial results. As such, the assessment of materiality of the identified errors also focused on the following financial metrics:

•	Gross written premiums
•	Underwriting income (loss)
•	Ex-catastrophe, accident year combined ratio
•	Operating income (loss)

While readers of our financial statements may consider other financial metrics, the above items represent management’s view of those metrics assessed by reasonable investors and is also reflected in the Company’s quarterly results press release.

Assessing the Materiality of Errors for the Quarterly 2020 Financial Statements Against Non-GAAP Measures

Management assessed the impact on the quarterly line items of the income statement and on the financial metrics below that were included in the Company’s 2020 Form 10-Qs.

	2020 Impact
		Q1				Q2				Q3
Metric		Impact		% Change		Impact		% Change		Impact		% Change
Gross written premiums	$	Nil		0.0%	$	Nil		0.0%	$	Nil		0.0%
Underwriting income/(loss)		$(0.1	)m	(0.7)%		$0.1	m	8.3%		$(0.2	)m	(0.4)%
Ex-catastrophe, accident year combined ratio		0.0%		0.0		0.0%		0.0		0.0%		0.0
Operating Income		$(0.1	)m	(0.8)%		$(0.2	)m	(4.3)%		$(0.3	)m	(2.5)%

Analyzing the impact of the errors identified against these non-GAAP measures indicates very small dollar value and percentage impacts of the reported numbers for each quarter of 2020. The Company considered the quantitative impact of these errors against non-GAAP financial items and determined that none of the quarters in 2020 had been materially impacted.

Assessing the Materiality of Errors for the 2019 and 2018 Financial Statements Against Non-GAAP Measures

The following is an assessment of the impact on the Company’s additional financial metrics:

	2019				2018
Metric	Impact			% Change	Impact		% Change
Gross written premiums		$1.0	m	0.0%	$(1.0	)m	0.0%
Underwriting income	$	Nil		0.0%	$(1.6	)m	(4.4)%
Ex-catastrophe, accident year combined ratio		0.0%		N/M	0.1%		N/M
Operating Income		$(0.5	)m	(1.6)%	$(2.7	)m	(2.4)%

Considering the foregoing quantitative impact of the errors identified on the 2019 and 2018 Consolidated Statement of Loss, the Company determined that none of the impacted line items, individually or in aggregate, would likely impact a reasonable investor’s view of such line items or the Company’s results of operations.

Office of Finance
October 5, 2022

Disclosures

As noted in the Staff's comment, the Company's 2020 Form 10-K fully disclosed the identification and quantitative impact of the errors on its 2018, 2019 and 2020 financial statements. Furthermore, prior to filing its 2020 Form 10-K, the Company disclosed in a Form 8-K filed with the Commission on March 12, 2021 (i) these errors and (ii) that management concluded a related material weakness in internal control over financial reporting existed. The Company also noted these errors and the material weakness during its March 12, 2021 investor update call attended by more than 70 analysts and investors. Even so, no investors or analysts asked about the errors or material weakness during the call’s “Q&A” session. Similarly, management does not believe there was significant impact on the price of the Company’s shares on the date the Form 8-K was filed or the following trading day—March 15, 2021, after the intervening weekend as a result of the disclosure of the errors. The Company has not received any indication from investors that the errors were viewed as material or significant. In fact, from March 2021 through December 2021, the Company attended 76 meetings, including attendance at conferences, with various investors and analysts and received only a handful of questions which sought clarity as to the scope and quantum of the errors. Further, the Company was not subject to any analyst downgrades as a result of these errors.

The Company believes the appropriate disclosures of the errors were included in Note 2 of the 2020 Financial Statements for the relevant financial periods.

Controls and Procedures

As disclosed in the 2020 Form 10-K, management determined that both the Company's disclosure controls and procedures and internal control over financial reporting were ineffective as of December 31, 2020. These conclusions were based on the timeliness and completeness of internal communication of certain relevant financial information within the Company, as well as in controls that used such information, which resulted in the errors.

Other Considerations

The Company discussed the accounting, financial reporting, and disclosure considerations associated with this adjustment with its independent auditors and the Audit Committee of the Board of Directors, each of which supported management’s conclusions.

*     *     *     *     *

Conclusion

Based on the foregoing, the Company continues to believe that the errors it identified were not material to the Company's previously issued financial statements and the approach it took to disclose and account for the errors is in compliance with the applicable accounting standards and Staff guidance. If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at +44 20 7712 7698.

Very truly yours,

/s/ Scott Kirk

Scott Kirk
Chief Financial Officer

cc:	Brian V. Breheny

Partner

Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates